EXHIBIT 28

Contact: Patrick E. Phelan
Chief Financial Officer
MCB Financial Corporation
Telephone (415)459-2265
Fax (415)454-0715

PRESS RELEASE

MCB FINANCIAL CORPORATION ADOPTS SHAREHOLDER RIGHTS PLAN

SAN RAFAEL, CA, January 25, 1999 . . . The Board of Directors of MCB Financial Corporation (OTC: MCBF) announced today that it has adopted a Shareholder Rights Plan and declared a dividend distribution of one Preferred Share Purchase Right for each outstanding share of the Company's Common Stock. The record date for the distribution is February 8, 1999. The plan is not designed to deter acquisition proposals, but is designed to discourage takeovers that involve abusive tactics or do not provide fair value to shareholders.

Each Preferred Share Purchase Right will entitle shareholders to buy one one-hundredth of a share of the Company's Series A Junior Participating Preferred Stock at an exercise price of $37. Each one one-hundredth of a share of such Preferred Stock is intended to be the economic equivalent of one share of Common Stock. After a person or group (other than an exempt person or group) acquires 10% or more of the outstanding Common Stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 10% or more of the outstanding Common Stock, the Rights will become exercisable by persons other than the acquiring person, unless the Board of Directors has approved the transaction in advance. Shareholders of the Company who currently beneficially own more than 10% of the Company's outstanding Common Stock may acquire up to an additional 1% of the Company's outstanding Common Stock without causing the rights to be exercisable. In addition, upon the occurrence of certain events, (i) the holders of Rights would be entitled to purchase either Common Stock or securities of an acquiring entity at half of market value, or
(ii) the Board of Directors may, at its option, exchange part or all of the Rights for shares of Common Stock. Prior to the acquisition by a person or group of 10% or more of the outstanding Common Stock, the Rights are redeemable for $0.001 per Right at the option of the Board of Directors. The Rights will expire on January 30, 2009.

Charles O. Hall, President and Chief Executive Officer, stated "The adoption of the Shareholder Rights Plan is part of an ongoing effort by the Board to protect and maximize the value of the shareholders' investment in the Company and to give them the optimum opportunity to participate in the long-term value of the Company. The Board determined that adopting the Shareholder Rights Plan is an effective and reasonable method to safeguard the interests of our shareholders."

MCB Financial Corporation is the parent company of Metro Commerce Bank. Metro Commerce Bank and its branch offices, along with its SBA and construction loan divisions, serve customers throughout the San Francisco Bay Area and Southern California with offices located in San Rafael, San Francisco, South San Francisco, Hayward and Upland. MCB Financial Corporation's stock trades over-the-counter under the ticker symbol of MCBF.